Exhibit 99.1

Arco Announces New Chief Financial Officer

São Paulo, Brazil, May 7, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announced today that Roberto Otero will join Arco as Chief Financial Officer, effective May 11, 2021.

As Arco’s CFO, Mr. Otero will be responsible for leading its finance and investor relations strategy and contributing to the acceleration and continuous evolution of its business. Mr. Otero will report to Arco’s founder and CEO, Ari de Sá Neto.

Mr. Otero joins Arco from Bank of America Merrill Lynch, where he served as an Executive Director since 2009, covering the education sector, among other industries. Mr. Otero has an extensive background in corporate finance, financial planning, investor relations and financial accounting.

Mr. Alexandre Nakamaru, who has occupied the CFO position since October 2020, is transitioning to the position of Accounting & Legal Officer, part of Mr. Otero’s team, and will continue focusing on the evolution of Arco’s internal processes.

Mr. Otero says “I am extremely honored to join this amazing team on its mission to disrupt the education industry and improve the life of over 1.5 million students in Brazil. Arco’s financial discipline, combined with its entrepreneurial spirit and quality-driven DNA, will pave the way for expanded core business endeavors. To our shareholders and the market in general, we are committed to continuously improve our reporting standards, transparently and with absolute credibility.”

Ari de Sá Neto says “We are thrilled to have Roberto on our leadership team, as he is a natural fit for Arco’s culture. Roberto will help accelerate our growth strategy, further strengthen our financial performance and continue to build a trustworthy relationship with our current and future shareholders.”

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience with while enabling schools to thrive.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Arco’s Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. Therefore, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Arco does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br